Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 21, 2021

Transcript Marketing Video

09/21/21

Drew McElroy:	We live in a fast paced world. We're used to tapping our phones and getting a product delivered immediately. As consumers, we expect speed.

Lily Shen:	But few people ever think about the vast network of trucks that move the everyday goods we rely on. How does your new bike make it from the manufacturer in Wisconsin to the big box store in Tucson? It does not get there easily.

Christian Lee:	The current system for moving freight is incredibly inefficient.

Jonathan Salama:	It's volatile. It's fragmented. It can't keep up with consumer expectation for speed.

Drew McElroy:	Most freight transactions are managed manually. That means people are picking up the phone to negotiate each individual load, one at a time.

Jonathan Salama:	There are a half a million trucking companies in the US. Those companies have to be matched with the millions of loads they move each year. There's no centralized trucking system.

Lily Shen:	There's no centralized anything. The result is massive waste.

Christian Lee:	Every day, trucks on the road are driving empty.

Lily Shen:	That's time. That's money. That's needless emissions pumped into the air.

Jonathan Salama:	That's a staggering opportunity for innovation.

Drew McElroy:	Transfix turns this paradigm on its head. Our platform combines world-class logistics with data and automation to revolutionize the movement of freight. My dad started a freight brokerage in 1987 when I was five. I grew up around it and listening to it every day. I saw the palpable frustration. The reason this all started was because I went to my family's logistics company and kept saying, "This is stupid. There's got to be a better way." I left. And we started Transfix.

I partnered with Jonathan, our CTO. His history of building tech startups is unrivaled. Lily was the ideal partner to grow and scale the business.

Lily Shen:	We have grown an incredible team of over 240 industry and technology experts, who all share the common vision to build the most connected and intelligent freight platform in the world.

Drew McElroy:	Transfix is solving the most challenging problems facing the supply chain. Our technology and our team create order from chaos across the entire life cycle of a truckload. We've built capabilities that automate every step, from booking to billing.

Christian Lee:	Our SaaS tools are designed to help carriers manage their entire fleet and help shippers run their operations.

Lily Shen:	With our machine learning models we can calculate thousands of quotes for yearlong contracts and one-off shipments.

Jonathan Salama:	Our data-driven tech is continually getting smarter the more transaction we process. The platform gets better and better at pricing matching and efficiency.

Drew McElroy:	We pair our technology with the human touch. Whether there's a snowstorm in Dallas or a backup at the port, our team of experts manages all the problems that occur from pickup to delivery.

Christian Lee:	All of this turns into enormous savings and a huge opportunity. Many of the biggest brands in the world are already on board.

Speaker 1:	Transfix has allowed us to have more visibility. At any given time I can see where that carrier is. What city, what state, if there's delays. That customer service is phenomenal.

Speaker 2:	If your wheels aren't turning, you're not earning. That's what Transfix does for our carriers. They keep us loaded and keep us earning.

Lily Shen:	When we eliminate waste, everyone wins. Drivers make more money. Shipments are more reliable. And we reduce emissions.

Drew McElroy:	Less waste in the system impacts all of us.

Christian Lee:	Drivers, consumers, shippers.

Lily Shen:	But also our crumbling infrastructure. The environment.

Jonathan Salama:	Everything.

Lily Shen:	This is a smarter, more sustainable logistics ecosystem. This is the future of freight.

Drew McElroy:	And we are very proud to bring it to you.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.